September 17, 2021

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Edgar Kathleen Collins Mitchell Austin Jan Woo

Re:	Enfusion, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 18, 2021 CIK No. 0001868912

Ladies and Gentlemen:

This letter is submitted on behalf of Enfusion, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on August 18, 2021 (the “Amended Draft Registration Statement”), as set forth in your letter dated August 31, 2021 addressed to Thomas Kim, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing the Registration Statement on Form S-1 (the “Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amended Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 18, 2021 Summary Consolidated Financial and Other Data, page 14

1.	Please revise to include summary consolidated statement of operations information for the June 30 interim periods.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has included the consolidated statement of operations data for the six months ended June 30, 2021 and 2020 on pages 14 and 15 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations Key Metrics and Other Non-GAAP Financial Measures, page 71

2.

We note your response to prior comment 12. Please revise your discussion of the non- GAAP measures to explain further the adjustment for management incentive award payments and why such amounts are excluded from your non-GAAP measures as provided in your response. Also, your response indicates that the Award Unit repurchases were made upon entry into a Credit Agreement with Silicon Valley Bank and the issuance of Class D units, however, your revised disclosures in Note 10 indicate such repurchases were made in association with the Class C-2 unit issuance in fiscal 2019 and Class D unit issuance in fiscal 2020. Please explain this apparent inconsistency and revise your disclosures as necessary.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the “Adjusted EBITDA and Adjusted EBITDA Margin” disclosure on page 73 of the Registration Statement to explain further the adjustment for management incentive award payments and clarified its determination as to why such amounts are excluded from non-GAAP measures.

The Company respectfully acknowledges the Staff’s comment and has revised Note 10 to clarify that the repurchases were made upon entry into a Credit Agreement and in association with the Class C-2 unit issuance. The Company informs the Staff that the Credit Agreement and Class C-2 unit issuance were substantially concurrent transactions. The 2019 Award Unit repurchases were funded on August 9, 2019 using cash from the Credit Agreement entered into on August 2, 2019 and calculated based upon the valuation of the Class C-2 issuance on August 9, 2019.

Note 10. Management Incentive Plans, page F-21

3.

We note your response to prior comment 18. Please explain in reasonable detail why you made the discretionary election to repurchase certain Award Units in conjunction with the issuance of Class C-2 and Class D Preferred Units and tell us which employees participated in such repurchases. Also, we note from your response to prior comment 12 that you repurchased additional Award Units in June 2021 as part of a negotiated separation agreement. Please revise your interim period notes to include a discussion of such repurchase, including the number of units, repurchase price and and related compensation expense.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company made the discretionary election to repurchase certain Award Units from certain employees because the Company’s board of directors determined it was appropriate to acknowledge the role of six long-tenured employees in the Company’s growth by providing to them a measure of liquidity. The Company advises the Staff that it will provide to the Staff on a supplemental basis the names and titles of the applicable employees, each of whom is neither an executive officer of the Company nor a related person under Item 404 of Regulation S-K.

Additionally, the Company respectfully advises the Staff that the negotiated separation agreement referenced in the Company’s response to prior comment 12 was signed in June 2021 and became effective in July 2021. Given the magnitude of the repurchase, the Company determined the $395,000 expense was immaterial and, thus, has not disclosed the transaction in the interim period notes.

Unaudited Condensed Consolidated Financial Statements of Enfusion Ltd. LLC Notes to Condensed Consolidated Financial Statements, page F-28

4.

Please revise to disclose the date through which subsequent events have been evaluated and state whether such date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Notes to Condensed Consolidated Financial Statements on page F-35 to disclose the date through which subsequent events have been evaluated and state whether such date is the date the financial statements were issued or available to be issued.

General

5.

We note you include adjusted revenue churn and adjusted EBITDA margin in the graphics. Please revise to also disclose revenue churn for a more balanced presentation of customer attrition. Also, disclose the most directly comparable GAAP measure with equal or greater prominence to the non-GAAP measure of adjusted EBITDA margin. Refer to Question 102.10 of the non-GAAP C&DIs.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the graphics accordingly on page 5 of the graphics in the Registration Statement.

*****

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (617) 570-1406 or gkatz@goodwinlaw.com.

Sincerely,

GOODWIN PROCTER LLP

/s/ Gregg L. Katz
Gregg L. Katz, Esq.

cc:Thomas Kim, Enfusion, Inc.

Blake Nielsen, Esq., Enfusion, Inc.

Jesse Nevarez, Esq., Goodwin Procter LLP

Deanna Kirkpatrick, Esq., Davis Polk & Wardwell LLP

Shane Tintle, Esq., Davis Polk & Wardwell LLP